Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Confirms Acquisition of Additional Common Shares of MEG Energy Corp.

Calgary, Alberta (September 2, 2025) – Strathcona Resources Ltd. (“Strathcona“) confirmed that it has purchased 6,664,400 common shares (“MEG Shares“) of MEG Energy Corp. (“MEG“) today for aggregate consideration of approximately $190.8 million, in accordance with applicable securities laws.

The average price paid for all MEG Shares purchased by Strathcona since the commencement of the Offer (as defined below) in accordance with applicable securities laws is $28.64 per MEG Share. The highest price paid for the MEG Shares purchased by Strathcona today (the “Acquired Shares“) was $28.80 per MEG Share. Other than the purchase of the Acquired Shares, Strathcona has not acquired any other MEG Shares since the commencement of the Offer.

Immediately before the purchase of the Acquired Shares, Strathcona beneficially owned, directly or indirectly, and exercised control or direction over, 23,400,000 MEG Shares, representing approximately 9.2% of the issued and outstanding MEG Shares. Immediately after giving effect to the purchase of the Acquired Shares, Strathcona beneficially owns, directly or indirectly, or exercises control or direction over, 30,064,400 MEG Shares, representing approximately 11.8% of the issued and outstanding MEG Shares as of the date hereof.

Strathcona intends to vote its MEG Shares (including those it currently holds and subsequently acquires) against the resolution to approve the acquisition of MEG by Cenovus Energy Inc. (the “Cenovus Transaction“), which requires approval by at least 66 2/3% of the votes cast by MEG shareholders present in person or represented by proxy at the special meeting of MEG shareholders currently scheduled to be held on October 9, 2025.

On May 30, 2025, Strathcona commenced an offer to acquire all of the issued and outstanding MEG Shares not already owned by Strathcona or its affiliates for 0.62 of a common share of Strathcona and $4.10 in cash per MEG Share (as may be amended from time to time in accordance with the terms thereof, the “Offer”). Strathcona previously announced its intention to, subject to market conditions, purchase an additional 5% of the issued and outstanding MEG Shares (as at the date of the Offer) in accordance with applicable securities laws. This news release is issued pursuant to National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. An early warning report will be electronically filed by Strathcona today with the applicable securities commission in each jurisdiction where MEG is a reporting issuer and will be available on MEG’s SEDAR+ profile at www.sedarplus.ca. For further information or to obtain a copy of the early warning report, please contact Strathcona’s Chief Financial Officer by email at info@strathconaresources.com or by phone at (403) 930-3000.

The head office of MEG is located at Suite 2500, 600 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0G5. Strathcona is a corporation existing under the laws of the Province of Alberta, and its head office is located at Suite 1900, 421 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 4K9.

About Strathcona

Strathcona is one of North America’s fastest growing pure play heavy oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life assets. Strathcona’s common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

For more information about Strathcona, visit www.strathconaresources.com.

Investor inquiries: info@strathconaresources.com

Media inquiries: communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents“). The Offer Documents contain important information about the Offer and should be read in their entirety by MEG shareholders.

Additional Information About the Offer and Where to Find It

The Offer is currently scheduled to expire at 5:00 p.m. (Mountain Time) on September 15, 2025, and may be extended, accelerated or withdrawn by Strathcona in accordance with its terms. Full details of the Offer and the related documents are available on MEG’s profile at www.sedarplus.ca and on Strathcona’s website at https://www.strathconaresources.com/meg-energy-offer.

In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC“), including a registration statement on Form F-10 (the “Registration Statement“) under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Circular and other documents related to the Offer. This news release is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Forward-Looking Information

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information“) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, Strathcona’s intention to acquire 5% of the issued and outstanding MEG Shares (as at the date of the Offer) in accordance with applicable securities laws; and Strathcona’s intention to vote its MEG Shares against the resolution to approve the Cenovus Transaction at the special meeting of MEG shareholders.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG pursuant to the Offer; the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Factors that could cause actual events to differ materially from those contemplated or implied by the forward-looking information in this news release include, but are not limited to, changes in general economic conditions in Canada, the United States and elsewhere; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; delays resulting from or inability to obtain required regulatory approvals; availability of financial resources and/or third-party financing; the inability of Strathcona to purchase MEG Shares through published markets at prices acceptable to it; new or changing laws (domestic and foreign); the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.